SAN ANTONIO TOROS

Reviving a Texas Football Legend through fan ownership!



SAN ANTONIO
TOROS

cofltoros.com San Antonio, TX

Entertainment Sports

Highlights

1. Historic Legacy: Founded in 1966, Toros joined the CoFL in 1969.
2. Monthly revenue earned from events, selling Merchandise, tickets, investments, and sponsorships.
3. Fan Ownership: Promoting community investment, allowing supporters to become true stakeholders.
4. Fan Ownership: Participate in one of the only raises for a Professional Football team on Wefunder!
5. Pioneers of Innovation: The CoFL/Toros are ahead of their time by launching the Continental Shift.

Featured Investors



Nocona Parker Follow — Invested $5,800

South Texas native Nacona Parker, owner of Parker Spray (16+ years in business, 20+ years experience), has joined the San Antonio Toros ownership group. His dedication to quality roof restoration and local pride.

"I'm proud to be part of bringing professional football back to San Antonio. The Toros represent the heart, grit, and blue-collar spirit of South Texas — just like the way we do business at Parker Spray. Let's build this legacy together!"

Jayson LeRoy Follow — Invested $2,000

Jayson is the Co-host of Texans Talking Football. Texans Talking Football is a one-stop source for news on all things related to Texas Football. We not only cover your San Antonio Toros but also a variety of teams and leagues. @TexansTalkingFB

"San Antonio needs professional football. This opportunity finally gives die-hard fans a way to guarantee that professional football will be played here without relying on some disconnected billionaire. This truly is "The People's League" for fans like me, so we can get involved and make sure we have football for a long time."

Team



Joshua Mair Managing Partner & Team President — SPV Voting Proxy

Joshua Mair was born and raised in the heart of the Alamo City. As a lifelong football enthusiast, he's channeled his passion for the game into ownership of the San Antonio Toros, and he's also served for over 25 years in public service.

cofltoros.com



Connor "Ace" Nahrgang Chief Marketing Officer

Spring Football journalist and content creator, Connor "Ace," has done it all. From podcast building to sideline coverage, he knows how to bring fans together with insider news, exclusive interviews, and more.



Robert Smith Chief Operating Officer

Robert Smith is a proud San Antonio native, entrepreneur, and local business owner. He has built his career through hard work and self-employment while staying connected to his lifelong love of sports.



James Criner President of Facilities & Merchandising

James has served in various nonprofits and vocational ministries and served as a head football coach. Director of Athletics at a private school in San Antonio, and led that program to a state championship.

Pitch Deck



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Memo

Reviving a Texas Football Legend – Why the San Antonio Toros Are Charging Back in 2026

The Problem: A Football-Hungry City Left on the Sidelines San Antonio is a football town through and through—2.3 million residents in a metro area wired for the game, with a deep pipeline of talent from Texas high schools, UTSA, and small colleges like UIW and Texas A&M-Kingsville. Yet for years, the city has been underserved in professional football outside the NFL calendar. Recent experiments like the UFL's San Antonio Brahmas proved the demand: they drew strong crowds before folding largely due to venue mismatches.

The result? Summers without pro football. Weekends without live, affordable, local-gridiron drama. And a market that keeps proving it will show up—if someone builds the right product. The gap is clear: no true community-owned contender playing in the perfect window, rooted in San Antonio's own scrappy football DNA.



Continental Football League • Texas Division
1969 SAN ANTONIO TOROS
HOME RECORD
6 WINS
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1 LOSS
SA
DATE | OPPONENT | SCORE | VENUE / ATTENDANCE
Aug 2 | vs Fort Worth Braves | 6-3 W | North East Stadium, 10,255
Aug 16 | vs Dallas Rockets | 33-13 W | North East Stadium, 6,200
Sep 5 | vs Mexico Golden Aztecs | 14-0 W | Harlandale Memorial Stadium, 6,200
Sep 20 | vs Oklahoma Thunderbirds | 32-10 W | Harlandale Memorial Stadium, 9,331
Oct 11 | vs Texarkana Titans | 52-14 W | Harlandale Memorial Stadium, 5,080
Oct 18 | vs Fort Worth Braves | 21-20 W | Harlandale Memorial Stadium, 5,695
Nov 15 | vs Sacramento Capitols | 24-38 L | Harlandale Memorial Stadium, 3,737
Dec 7 | vs Las Vegas Cowboys | 21-17 W | Alamo Stadium, 7,194 - Western Conference Championship
Harlandale Memorial Stadium • North East Stadium • Alamo Stadium

The Solution: Bringing the Toros Back as Fan-Owned Football We are reviving the historic San Antonio Toros—Texas football's ultimate underdog story—as a fan-owned professional franchise in the relaunched Continental Football League (CoFL) starting summer 2026. Founded in 1966 and dominating from 1967–1972, the original Toros won titles in the Texas Football League (back-to-back in '67 and '68), captured the CoFL Western Conference crown in 1969, and added championships in the Trans-American Football League (1971) and Southwest Professional Football League (1972). They were pioneers too: helping launch the first full spring/summer pro schedule in 1971 and delivering one of minor-league football's all-time thrillers—an overtime CoFL Championship game that ended 44-38 and was called "major-league drama" by Pro Football Weekly.

Now the Toros return as a true community enterprise. Guided by values of integrity, regional pride, player development, and legacy preservation, we deliver exciting summer football with a pod-based, low-travel regional model. Head Coach Stan Bedwell (European Hall of Fame, 96-25 pro record) and Defensive Coordinator Jerry Glanville (NFL legend with the Oilers and Falcons) bring proven firepower. Local talent, affordable tickets, and fan-ownership perks turn supporters into true stakeholders.






SAN ANTONIO
TOROS

Traction: Legacy Meets Modern Momentum The Toros aren't starting from scratch—they're picking up a championship blueprint. The original franchise thrived on explosive plays, special-teams wizardry, and Texas-tough rosters. In 1969 alone they went 7-4, beat Texarkana for the Texas title, upset Las Vegas for the Western crown, and nearly stole the CoFL Championship in a miracle finish that still gets retold in football circles. Post-CoFL they adapted across leagues and seasons while staying rooted in San Antonio venues like Alamo Stadium, North East Stadium, and Harlandale Memorial.

Today the foundation is already built:

- A fully executed Texas LLC with Operating Agreement and Bylaws in place.
- Experienced leadership: Joshua Mair (Managing Partner & Team President), Connor Nahrgang (Social Media & Marketing), James Criner (Facilities & Merchandising), and Robert Smith (Operations).
- Elite coaching staff locked in.
- The WeFunder campaign is live.
- Venue secured and marketing engine primed for digital-first fan engagement.

We are moving fast because the CoFL is relaunching and San Antonio is ready.

Market Opportunity: San Antonio Owns the Summer: No NFL or major college teams play in June–July. The Toros will own those weekends in a football-obsessed market that has repeatedly supported alternative leagues. The Brahmas proved attendance potential even amid venue challenges.

Our regional pod model keeps travel costs low (mostly one-day bus trips), while local scouting and affordable pricing ($10–$25 tickets) create broad accessibility. Post-COVID demand for live, community events is surging, and Texas' growing sports-entertainment economy provides the perfect tailwind. The Toros are positioned to capture ticket sales, sponsorships, merchandise, media rights, and fan-ownership revenue in a market that has been waiting for its team to come home.

Business Model: Diversified, Efficient, and Built for Fans

We operate lean and smart:

- **Tickets & Game Day** — Four home games (plus potential playoffs), targeting 10,000–20,000 average annual attendance with family-friendly pricing, VIP options, and field suites.
- **Sponsorships** — Local businesses get jersey patches, signage, and activation opportunities.
- **Merchandise & Media** — Jerseys, helmets, gear, streaming, and social monetization.
- **Fan Ownership Perks** — Tiered rewards from $100 certificates to $20K+ premium experiences and owners' events.

Low-cost local talent + regional travel = strong margins. A planned year-round Toros Training Facility will add community programming and youth camps and has the potential to generate , youth camps, and has the potential to add $1M in additional annual revenue, creating a second stable income stream beyond seasonal football.

3–5 Year Vision and Revenue Projections: Sustainable Growth with Community Impact Year 1 (2026) is the launch pad: projected revenue of approximately $788K from tickets, sponsorships, merch, and fan programs, with expenses of $600K–$700K. Break-even is expected by Year 2 at 7,000 average attendance—a realistic target given historical benchmarks and San Antonio's proven support. We model conservative 10% year-over-year growth driven by media deals, merchandise scaling, and facility revenue.


PROFESSINAL FOOTBALL
Why Invest in the San Antonio Toros?
WELCOME
SIGNED
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• Local Players mixed with Top National Talent
D1 STYLE TRAINING FACILITY

By Year 3–5 the vision crystallizes: a self-sustaining, fan-owned franchise with multiple revenue streams, packed stadiums, and a year-round training facility that serves as a community hub. The Toros become the heartbeat of South Texas football —developing local talent, delivering championship-level excitement, and delivering real returns to investors who own a piece of the legacy. Potential future equity events (Series A or strategic exit) create upside while the community model builds enduring brand value that no traditional franchise can match.

This is more than an investment. It's a chance to own part of San Antonio's football revival—to stand with the same grit that carried the original Toros through five titles and one unforgettable overtime thriller. Football never stops in San Antonio. With your support, the Toros are charging forward again.

Invest today on WeFunder and help us write the next chapter of this Texas legend.

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